UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Meridian Bioscience, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

589584101

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91734M103	SCHEDULE 13D	Page 2 of 9

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,173,294
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,173,294
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,294
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 3 of 9

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,173,294
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,173,294
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,294
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 4 of 9

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,173,294
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,173,294
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,294
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 5 of 9

1.	NAME OF REPORTING PERSON: David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,173,294
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,173,294
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,294
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.96%
14.	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 91734M103	SCHEDULE 13D	Page 6 of 9

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) with the SEC on September 19, 2022, and amended by Amendment No. 1 (“Amendment No,. 1”) filed jointly by Magnetar Financial, Magnetar Capital Partners, Supernova Management and David J. Snyderman (“Mr. Snyderman”) with the SEC on November 2, 2022 (collectively, the “Schedule 13D”). This Amendment No. 2 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Shares. The filing of this Amendment No. 2 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of Amendment No. 1 on November 2, 2022, the Reporting Persons purchased 38,248 Shares between November 2, 2022 and November 30, 2022 reported herein, which consists of 31,963 Shares purchased for the benefit of PRA Master Fund and 6,285 Shares purchased for the benefit of the Systematic Master Fund.

In addition, since the filing of Amendment No. 1 on November 2, 2022, the Reporting Persons sold 125,642 Shares between November 2, 2022 and November 30, 2022 reported herein, which consists of 242 Shares sold for the benefit of Managed Account and 125,400 Shares sold for the benefit of PRA Master Fund.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended to add the following information for updating:

The Company reported in their Form 10-Q filed on November 22, 2022 that 43,827,819 Shares were issued and outstanding as of October 31, 2022.

(a)           As of the close of business November 30, 2022, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,173,294 Shares, which consisted of (i) 1,851,357 Shares held for the benefit of PRA Master Fund, (ii) 316,750 Shares held for the benefit of Systematic Master Fund, and (iii) 5,187 Shares held for the benefit of the Managed Account and all such Shares represented beneficial ownership of approximately 4.96% of the Shares.

CUSIP No. 91734M103	SCHEDULE 13D	Page 7 of 9

(b)           As of the close of business November30, 2022, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 2,173,294 Shares, which consisted of (i) 1,851,357 Shares held for the benefit of PRA Master Fund, (ii) 316,750 Shares held for the benefit of Systematic Master Fund, and (iii) 5,187 Shares held for the benefit of the Managed Account and all such and all such Shares represented beneficial ownership of approximately 4.96% of the Shares.

(c)           Except as set forth on Schedule C attached hereto, the Funds had no transactions in the Shares since the filing of Amendment No. 1 on November 2, 2022. All of the transactions set forth on Schedule C attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule C were effected in open market transactions on the NASDAQ and various other trading markets.

(d)           As of November 30, 2022, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

ITEM 6.                 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

Certain clients of Magnetar Financial have entered into a total return swap agreement giving it economic exposure to the Company. In addition, certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company. Magnetar Asset Management LLC (“Magnetar Asset Management”) is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.

CUSIP No. 91734M103	SCHEDULE 13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2022

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ David J. Snyderman
		Name:	David J. Snyderman
		Title:	Administrative Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

	By:	/s/ David J. Snyderman
		Name:	David J. Snyderman
		Title:	Administrative Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

	By:	/s/ David J. Snyderman
		Name:	David J. Snyderman
		Title:	Administrative Manager

/s/ David J. Snyderman
David J. Snyderman

CUSIP No. 91734M103	SCHEDULE 13D	Page 9 of 9

SCHEDULE C

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
11/2/2022	20,661	$32.12	(3)
11/3/2022	9,498	$32.04	(4)
11/4/2022	8,089	$32.03	(5)

(1)	Excludes commissions and other execution-related costs.
(2)	Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.
(3)	Reflects a weighted average purchase price of $32.12 per Share, at prices ranging from $32.00 to $32.36 per Share.
(4)	Reflects a weighted average purchase price of $32.04 per Share, at prices ranging from $31.975 to $32.18 per Share.
(5)	Reflects a weighted average purchase price of $32.03 per Share, at prices ranging from $31.98 to $32.15 per Share.

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
11/28/2022	25,840	$31.75	(6)
11/29/2022	49,901	$31.82	(7)
11/30/2022	49,901	$31.88	(8)

(6)	Reflects a weighted average sale price of $31.75 per Share, at prices ranging from $31.55 to $32.06 per Share.
(7)	Reflects a weighted average sale price of $31.82 per Share, at prices ranging from $31.51 to $32.11 per Share.
(8)	Reflects a weighted average sale price of $31.88 per Share, at prices ranging from $31.59 to $32.01 per Share.